Exhibit 99.1

Azure Power Announces Results for Fiscal Fourth Quarter 2019

Mauritius, June 10, 2019: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal fourth quarter ended March 31, 2019.

Fiscal Fourth Quarter 2019 Year Ended March 31, 2019 Operating Highlights:

•	Net profit of INR 241.0 million (US$ 3.5 million) and INR 138.5 million (US$ 2.0 million) for the quarter and year ended March, 31, 2019, respectively.
•	Operating Megawatts (MW) were 1,441 MWs as of March 31, 2019, an increase of 58% over March 31, 2018.
•	Operating & Committed Megawatts were 3,356 MWs as of March 31, 2019, an increase of 79% over March 31, 2018.
•	Revenue for the quarter was INR 2,847.2 million (US$ 41.1 million), an increase of 26% over the quarter ended March 31, 2018.
•	Adjusted EBITDA for the quarter was INR 2,142.5 million (US$ 31.0 million), an increase of 32% over the quarter ended March 31, 2018.

Key Operating Metrics

Electricity generation during the year ended March 31, 2019 increased by 497 million kWh, or 40%, to 1,733 million kWh compared to the year ended March 31, 2018. The increase in electricity generation was principally a result of additional capacity operating during the year.

Total revenue during the year ended March 31, 2019 was INR 9,926.2 million (US$ 143.5 million), up by 29% from INR 7,700.6 million during the year ended March 31, 2018. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating consists of costs incurred for one megawatt of new solar power plant during the year. The project cost per megawatt operating for the year ended March 31, 2019 decreased by INR 5.7 million (US$ 0.08 million) to INR 40.7 million (US$ 0.59 million). The project cost per megawatt was lower for the year ended March 31, 2019 than the comparable previous year due to lower costs on account of a decline in solar module prices and efficiency gains in balance of system costs.

As of March 31, 2019, our operating and committed megawatts increased by 1,485 MW, or 79% to 3,356 MW compared to March 31, 2018 as a result of winning new projects.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,
	2018	2019
	INR	INR	US$
Nominal contracted payments (in thousands)	358,816,034	584,196,197	8,447,024
Total estimated energy output (kilowatt hours in millions)	82,884	170,718

Nominal contracted payments increased from March 31, 2018 to March 31, 2019 as a result of the Company entering into additional PPAs.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of March 31,
	2018	2019
	INR	INR	US$
Portfolio revenue run-rate (in thousands)	15,764,719	25,939,910	375,071
Estimated annual energy output (kilowatt hours in millions)	3,557	7,468

Portfolio revenue run-rate increased by INR 10,175 million (US$ 147.1 million) to INR 25,939.9 million (US$ 375.0 million) as of March 31, 2019, as compared to March 31, 2018, due to an increase in operational and committed capacity.

Fiscal Fourth Quarter 2019 year ended March 31, 2019 Consolidated Financial Results:

Operating Revenues

Operating revenues during the three months ended March 31, 2019 increased by INR 588.1 million (US$ 8.5 million), or 26%, to INR 2,847.2 million (US$ 41.1 million) compared to the same period in 2018. The increase in revenue for the three months ended March 31, 2019 is on account of projects commissioned by the Company since last compared period.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the three months ended March 31, 2019 increased by INR 40.3 million (US$ 0.5 million), or 19%, to INR 255.7 million (US$ 3.7 million) compared to the same period in 2018. The increase was primarily due to increase in plant maintenance costs related to newly operational projects. The operating cost per megawatt during the three-month period ended March 31, 2019 was INR 0.18 million, a decrease of INR 0.06 million per megawatt as compared to the same period in 2018, due to improved operational and maintenance methods which improved plant productivity.

General and Administrative Expenses

General and administrative expenses during the three months ended March 31, 2019 increased by INR 30.7 million (US$ 0.4 million), or 7.4%, to INR 448.9 million (US$ 6.4 million) compared to the same period in 2018. The increase in general and administrative expenses was lower than the increase in revenue due to economies of scale of operations.

Depreciation and Amortization

Depreciation and amortization expenses during the three months ended March 31, 2019 decreased by INR 14.7 million, or 2.8%, to INR 510.0 million (US$ 7.4 million) compared to the same period in 2018. There was no significant change in the depreciation and amortization expense as the additional depreciation on new projects commissioned since last year was offset by a decrease in depreciation expense on account of change in useful life. For a detailed discussion, please refer to Note 2(i), to our consolidated financial statements in our Form 20-F for the year ended March 31, 2019.

Interest Expense, Net

Net interest expense during the three months ended March 31, 2019 increased by INR 593.0 million (US$ 8.5 million), to INR 1,426.7 million (US$ 20.6 million) compared to the same period in 2018. Interest expense increased on account of borrowings for new projects and was partially offset by the increased interest income on investments during the quarter ended March 31, 2018.

Loss / (Gain) on Foreign Currency Exchange

The Indian rupee appreciated against the U.S. dollar by INR 0.62 to US$ 1.00 (0.9%) during the period from December 31, 2018 to March 31, 2019. Foreign exchange gain during the three months ended March 31, 2019 was INR 16.9 million (US$ 0.2 million), an improvement of INR 115.2 million (US$ 1.7 million) compared to the same period in 2018.

Income Tax Expense / (Benefit)

Income tax expense decreased by INR 39.4 million (US$ 0.5 million) to INR 18.2 million (US$ 0.2 million) during the three months ended March 31, 2019 reflecting an increase in non-cash deferred tax income which was primarily because of new projects commissioned during the quarter.

Net Profit

The net profit for the quarter ended March 31, 2019 was INR 240.9 million (US$ 3.4 million) as compared to a net profit of INR 147.6 million for the quarter ended March 31, 2018, reflecting an improvement of INR 93.3 million (US$ 1.3 million) as compared to the same period in 2018. The increase was primarily due to an increase in revenue and economies of scale on operating costs achieved during the period.

Cash Flow and Working Capital

Cash generated from operating activities for the fiscal year ended March 31, 2019 was INR 2,115.9 million (US$ 30.5 million), an increase of INR 276.8 million (US$ 4.0 million) as compared to the prior comparable period, primarily due to increase in revenue during the current period.

Cash used in investing activities for the fiscal year ended March 31, 2019 was INR 26,031.2 million (US$ 376.4 million) compared to INR 18,048.1 million for the prior comparable period. The cash outflow was primarily due to INR 26,007.1 million (US$ 376.0 million) incurred to purchase Property, Plant and Equipment.

Cash generated from financing activities increased by INR 10,071.3 million (US$ 145.6 million) to INR 26,887.4 million (US$ 388.7 million), primarily because of the issuance of equity shares pursuant to its follow-on offering and new debt incurred during the period.

Liquidity Position

As of March 31, 2019, the Company had INR 10,544.9 million (US$ 152.4 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 10,158.9 (US$ 146.8) as of March 31, 2019 and a working capital facility of INR 4,363.6 million (US$ 63.1 million).

Adjusted EBITDA

Adjusted EBITDA during the three months ended March 31, 2019 increased by INR 517.0 million (US$ 7.4 million) or 32%, as compared to the same period in 2018 to INR 2,142.5 million (US$ 30.9 million). The increase was primarily due to the increase in revenue and economies of scale on operating costs achieved during the period.

Earnings per share

The earnings per share for the three months ended March 31, 2019 was US$ 0.08, as compared to earnings per share of US$ 0.09 for the prior comparable period. The number of shares outstanding as of March 31, 2019 increased by 15,043,096, to 41,040,028 primarily, as the Company issued 14,915,542 shares pursuant to its follow-on offering in October 2018.

The Company attributed profits amounting to INR 26,333 for the three months ended March 31, 2019 and INR 109,070 for the year ended March 31, 2019, towards a non-controlling interest which was acquired in March 2019. Earnings per share excluding the non-controlling interest would have been INR 6.09 (US$ 0.09) for the three months ended March 31, 2019 and INR 5.67 (US$ 0.08) for the year ended March 31, 2019.

Guidance for Fiscal Year 2020

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. With a robust pipeline and strong execution capabilities, we expect to continue to deliver high growth in fiscal year ended March 31, 2020. For fiscal year ending March 31, 2020, the Company continues to expect to have between 1,800 – 1,900 MWs operational. In addition, the Company is reiterating its guidance of revenues between INR 12,770 – 13,350 million (US$ 185– 193 million at the March 31, 2019 exchange rate of INR 69.16 to US$ 1.00) for fiscal year ending March 31, 2020.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Tuesday, June 11, 2019 at 8:30 am US Eastern Time. The conference call can be accessed live by dialing 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and enter passcode 3442418. Investors may access a live webcast of this conference call by visiting  http://investors.azurepower.com/events-and-presentations . For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Tuesday, June 18, 2019 and can be accessed by dialing 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10132070. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 69.16 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2019. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its inhouse engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in thousands, except share and par value data)

	As of March 31,
	2018	2019	2019
	(INR)	(INR)	(US$)

Assets
Current assets:
Cash and cash equivalents	8,346,526	10,537,581	152,365
Investments in available for sale securities	1,383,573	7,408	107
Restricted cash	2,406,569	2,167,827	31,345
Accounts receivable, net	2,223,455	3,307,076	47,818
Prepaid expenses and other current assets	1,114,482	1,380,314	19,958
Total current assets	15,474,605	17,400,206	251,593
Restricted cash	329,926	1,280,323	18,512
Property, plant and equipment, net	56,580,700	83,444,529	1,206,543
Software, net	39,802	63,715	921
Deferred income taxes	1,052,393	2,406,525	34,796
Other assets	499,653	4,268,462	61,719
Investments in held to maturity securities	7,041	—	—
Total assets	73,984,120	108,863,760	1,574,084
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	835,000	2,824,843	40,845
Accounts payable	1,521,854	3,477,382	50,280
Current portion of long-term debt	873,883	7,288,995	105,393
Income taxes payable	5,878	93,688	1,355
Interest payable	1,220,463	919,627	13,297
Deferred revenue	79,192	99,065	1,432
Other liabilities	611,598	2,301,669	33,280
Total current liabilities	5,147,868	17,005,269	245,882
Non-current liabilities:
Long-term debt	52,234,940	61,658,403	891,533
Deferred revenue	1,563,732	1,800,155	26,029
Deferred income taxes	892,138	2,053,808	29,696
Asset retirement obligations	356,649	665,146	9,617
Other liabilities	513,344	283,728	4,102
Total liabilities	60,708,671	83,466,509	1,206,859
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 25,996,932 and 41,040,028 shares issued and outstanding as of March 31, 2018 and 2019 respectively	1,076	1,773	26
Additional paid-in capital	19,004,604	32,186,606	465,393
Accumulated deficit	(6,593,471)	(6,311,095)	(91,253)
Accumulated other comprehensive loss	(294,672)	(747,545)	(10,809)
Total APGL shareholders’ equity	12,117,537	25,129,739	363,357
Non-controlling interest	1,157,912	267,512	3,868
Total shareholders’ equity	13,275,449	25,397,251	367,225
Total liabilities and shareholders’ equity	73,984,120	108,863,760	1,574,084

AZURE POWER GLOBAL LIMITED

INTERIM CONSOLIDATED INCOME STATEMENTS

(INR and US$ amounts in thousands, except share value data)

	Unaudited			Audited
	Three months ended March 31,			Year ended March 31,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Operating revenues:
Sale of power	2,259,021	2,847,201	41,168	7,700,600	9,926,209	143,525
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	215,350	255,722	3,698	691,947	868,963	12,565
General and administrative	418,155	448,949	6,491	1,187,379	1,313,765	18,996
Depreciation and amortization	524,784	510,025	7,375	1,882,451	2,137,133	30,901
Total operating costs and expenses:	1,158,289	1,214,696	17,564	3,761,777	4,319,861	62,462
Operating income	1,100,732	1,632,505	23,604	3,938,823	5,606,348	81,063
Other expense, net:
Interest expense, net	833,704	1,426,742	20,630	5,168,218	4,873,042	70,460
Loss (gain) on foreign currency exchange, net	98,282	(16,949)	(245)	45,716	442,001	6,391
Total other expenses, net	931,986	1,409,793	20,385	5,213,934	5,315,043	76,851
Profit / (loss) before income tax	168,746	222,712	3,219	(1,275,111)	291,305	4,212
Income tax benefit / (expense)	(21,141)	18,244	264	252,882	(152,812)	(2,210)
Net profit / (loss)	147,605	240,956	3,483	(1,022,229)	138,493	2,002
Less: Net (loss) / profit attributable to non-controlling interest	2,369	17,983	260	(201,547)	60,094	869
Net profit / (loss) attributable to APGL	145,236	222,973	3,223	(820,682)	78,399	1,133
Accretion to redeemable non-controlling interest	—	—		(6,397)	—	—
Net profit / (loss) attributable to APGL equity shareholders	145,236	222,973	3,223	(827,079)	78,399	1,133
Basic	5.59	5.44	0.08	(31.84)	2.37	0.03#
Diluted	5.39	5.41	0.08	(31.84)	2.31	0.03#
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	25,992,050	40,970,406		25,974,111	33,063,832
Equity shares: Diluted	26,937,258	41,185,670		25,974,111	33,968,127

# The Company attributed profits amounting to INR 109,070 (US$ 1,577), for the year ended March 31, 2019, towards a non-controlling interest which was acquired during the year. Earnings per share for the year ended March 31, 2019, excluding the non-controlling interest is INR 5.67 (US$ 0.08).

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in thousands)

	Unaudited				Audited
	Three months ended March 31,			Year ended March 31,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Net cash provided by operating activities	1,433,582	1,326,908	19,186	1,839,125	2,115,916	30,594
Net cash used in investing activities	(1,744,855)	(12,916,956)	(186,769)	(18,048,123)	(26,031,226)	(376,391)
Net cash provided by financing activities	59,114	1,772,979	25,636	16,816,081	26,887,370	388,771

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Net Profit / (Loss)	147,605	240,956	3,483	(1,022,229)	138,493	2,002
Income tax expense/(benefit)	21,141	(18,244)	(264)	(252,882)	152,812	2,210
Interest expense, net	833,704	1,426,742	20,630	5,168,218	4,873,042	70,460
Depreciation and amortization	524,784	510,025	7,375	1,882,451	2,137,133	30,901
Loss/(gain) on foreign currency exchange, net	98,282	(16,949)	(245)	45,716	442,001	6,391
Adjusted EBITDA	1,625,516	2,142,530	30,979	5,821,274	7,743,481	111,964